                                                Filed Pursuant to Rule 424(B)(5)
                                                      Registration No. 333-60510



         Prospectus Supplement to Prospectus dated September 10, 2001.

                               18,700,000 Shares

                                [HOUSEHOLD LOGO]

                                  Common Stock

                             ----------------------
     The common stock is listed on the New York Stock Exchange under the symbol "HI". The last reported sale price of the common stock on the New York Stock Exchange on October 24, 2002 was $22.83 per share.

     In addition to offering these shares of common stock, we are concurrently offering 20,000,000 equity security units, plus up to an additional 3,000,000 equity security units if the underwriters for that offering exercise their option to purchase additional units.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------      -----
Initial price to public.....................................   $21.40     $400,180,000
Underwriting discount(1)....................................   $ 0.00     $          0
Proceeds, before expenses, to Household.....................   $21.40     $400,180,000

---------------
(1) Goldman, Sachs & Co. may receive from purchasers of the common stock normal brokerage commissions in amounts agreed upon with such purchasers.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on October 29, 2002.

                              GOLDMAN, SACHS & CO.
                             ----------------------
                 Prospectus Supplement dated October 24, 2002.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement, including the "Recent Developments," the accompanying prospectus and the documents incorporated by reference, which are described under "Where You Can Find More Information" in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included in this prospectus supplement and the accompanying prospectus under "Forward-Looking Statements."

                            HOUSEHOLD INTERNATIONAL

     Household International, Inc. ("Household" or the "Company") is principally a non-operating holding company. The Company's subsidiaries primarily provide middle-market consumers with several types of loan products in the United States, the United Kingdom and Canada. The Company and its subsidiaries (including the operations of Beneficial Corporation, which we acquired in 1998) offer real estate secured loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards, tax refund anticipation loans, retail installment sales finance loans and other types of unsecured loans, as well as credit and specialty insurance products. At September 30, 2002, we had approximately 32,000 employees and over 50 million active customer accounts.

                      WHY WE ARE OFFERING THE COMMON STOCK

     Household raises funds in the global capital markets to lend to its customers. To grow and be profitable, we must have reasonable access to these markets, which have become increasingly volatile (see "Recent Developments"). To evidence our commitment to maintaining our debt ratings and access to the global capital markets at reasonable costs, we have determined that it would be prudent to strengthen our capital ratios. This offering is one of a number of transactions previously announced that will significantly strengthen our capital base.

                                  THE OFFERING

Common stock offered:                  18,700,000 shares

Common stock to be outstanding
after the offering:                    473,529,105

Use of proceeds:                       We will use the proceeds from the sale of
                                       the common stock to repay short-term
                                       borrowings and for general corporate
                                       purposes.

Listing:                               The common stock is listed on the New
                                       York Stock Exchange

New York Stock Exchange symbol:        HI

-------------------------

* MasterCard is a registered trademark of MasterCard International, Incorporated and VISA is a registered trademark of VISA USA, Inc.

                              CONCURRENT OFFERING

     In addition to the common stock offered by this prospectus supplement, we are concurrently offering 20 million Adjustable Conversion Rate Equity Security Units ("Equity Units") by a separate prospectus supplement. The Equity Units are a commitment to buy common stock of the Company on or before February 15, 2006. The number of shares of common stock we will be required to issue as a result of the Equity Units will range between 19,470,000 and 26,868,600 depending on the price of our common stock. The offerings of common stock and the Equity Units are not contingent upon each other.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. THESE DOCUMENTS ARE NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS CORRECT OTHER THAN AS OF THE RESPECTIVE DATES ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT UPDATES AND SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, SUPERCEDES, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS.

                              RECENT DEVELOPMENTS

RATINGS EVENT AND CAPITAL MARKETS

     The Company's continued success and prospects for growth are dependent upon access to the global capital markets. Numerous factors, internal and external, may impact our access to, and the costs associated with, these markets. These factors may include our debt ratings, overall economic conditions, and the effectiveness of our management of credit risks inherent in our customer base.

     On August 14, 2002 we announced an increase to our capital ratio target of tangible equity-to-tangible managed assets from 8.25% to 8.50% which we would meet by December 31, 2002 by generating earnings, suspending share repurchases, restricting growth, selling assets and issuing capital securities as necessary.

     On October 11, 2002, in response to the attorneys general settlement and our announced disposition of Household Bank, f.s.b. (both as described below) two of the three rating agencies (Standard & Poor's and Fitch) which rate our securities, and the securities of our principal subsidiary (Household Finance Corporation), took negative actions. Our ratings are well within the investment grade rating categories at all rating agencies for all of our securities. However, these actions have contributed to additional volatility in the trading of our securities with the potential to limit our access to funding at an acceptable cost. As a result we have decided to accelerate our effort to meet the previously announced capital target to evidence our commitment to maintaining our debt ratings and maintaining access to the global capital markets at reasonable costs. We believe this offering, with the concurrent offering of Equity Units and the other above-mentioned steps we have committed to in 2002, will result in our exceeding our capital ratio target.

AGREEMENT WITH ATTORNEYS GENERAL AND RELATED LEGAL MATTERS

     The Company announced on October 11, 2002 that it had reached a preliminary agreement with a multi-state working group of state attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of federal and state consumer protection, consumer finance and banking laws and regulations relating to real estate secured lending from its retail branch consumer lending operations as operated under the HFC and Beneficial brand names. The proposed agreement provides that:

     - the Company will establish a settlement fund of up to $484,000,000 to be divided among the participating states which is to be used for restitution to consumers;

     - the Company will provide greater disclosures and alternatives for customers in connection with nonprime mortgage lending originated by its retail branch network;

     - the Company will amend all branch-originated real estate secured loans to provide that no prepayment penalty is payable later than 24 months after origination;

     - the Company will pay certain expenses of investigation and administration;

     - the settlement will not be permitted to be used as evidence in any legal or administrative proceeding by any person against the Company; and

     - the Company has not admitted any wrongdoing.

     To become effective, states in which at least 80% by dollar volume of the Company's retail branch real estate secured loans were originated from January 1, 1999 through September 30, 2002 must participate in the agreement. The Company believes that the settlement will be accepted by at least 46 states and anticipates that this settlement will be finalized before December 15, 2002.

     The Company recorded a charge in the third quarter of $525 million (pre-tax) reflecting the costs of this settlement and related matters. The Company anticipates that the changes in business practices that will be implemented in connection with this settlement will reduce earnings by approximately $50 million (after-tax) in 2003.

     Although the settlement does not cause the immediate dismissal of purported class actions seeking redress for the same claims covered in the settlement, we believe it substantially reduces the risk to the Company of any material liability that may result from such actions as every consumer who participates in the settlement must release the Company from any liability for such claims. We intend to seek resolution of these related legal actions provided it is financially prudent to do so. Otherwise, we intend to vigorously dispute the allegations. Regardless of the actions taken by the Company with respect to these matters, we believe that any liability that may result will not be material to the Company.

PROPOSED SALE OF HOUSEHOLD BANK, F.S.B.

     In furtherance of the Company's efforts to make the most effective use of its capital and to achieve specified capital targets, the Company has determined that the continued operation of Household Bank, f.s.b. is not in its long-term strategic interest. As a result, we intend to explore opportunities to dispose of Household Bank, f.s.b. including its current assets and deposits in the fourth quarter of 2002. We have accepted preliminary proposals to transfer all of the deposits and to sell $3.2 billion of mortgage loans to nationally recognized financial services organizations. It is anticipated that the disposition of the bank will result in a $250-$300 million (after-tax) loss in the fourth quarter of 2002.

RESTATEMENT AND RELATED LEGAL MATTERS

     On August 14, 2002 we announced a restatement of our prior period financial results relating to our Credit Card Services segment. As a result of the restatement we have been subjected to various legal proceedings questioning the events during the prior periods and, in some instances, alleging violations of the federal securities laws. We believe these allegations are without merit and there will be no finding of improper activities that may result in a material liability to Household, any of its officers or directors.

                           THE BUSINESS OF HOUSEHOLD

     The operations of Household and its subsidiaries are divided into three reportable segments: Consumer, Credit Card Services, and International. Our Consumer segment includes our consumer lending, mortgage services, retail services and auto finance businesses. Our Credit Card Services segment includes our domestic MasterCard and Visa credit card business. Our International segment includes our foreign operations in the United Kingdom and Canada. Information about businesses or functions that are not significant or involve multiple segments, such as our insurance services, refund lending, direct lending and commercial operations, as well as our corporate and treasury activities, are included under the "All Other" caption below.

     We monitor our operations and evaluate trends on a managed basis which assumes that securitized receivables have not been sold and are still on our balance sheet. We manage our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results and make decisions about allocating resources, such as employees and capital, on a managed basis.

GENERAL

     Across all reportable segments, we generally serve nonconforming or nonprime consumers. Such customers are individuals who have limited credit histories, modest income, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs or other credit related actions. These customers generally have higher delinquency and credit loss probabilities and are charged a higher interest rate to compensate us for the additional risk. In our MasterCard and Visa business and our retail services business, we also serve prime consumers either through co-branding relationships or mortgage brokers.

     We have taken substantial measures to enhance the profitability and improve operational control of our businesses. We use our centralized underwriting, collection and processing functions to adapt our credit standards and collection efforts to national or regional market conditions. Our underwriting, loan administration and collection functions are supported by highly automated systems and processing facilities. Our centralized collection system is augmented by personalized early collection efforts. Maximizing our technology and otherwise streamlining our operations and reducing our costs has enabled us to improve our efficiency through specialization and economies of scale and allows us to operate more efficiently than most of our competitors.

     We service each customer with a focus to understand that customer's personal financial needs. We recognize that individuals may not be able to timely meet all of their financial obligations. Our goal is to assist consumers in transitioning through financially difficult times in order to expand that customer's relationship with Household. As a result, our policies are designed to be flexible to maximize the collectibility of our loans while not incurring excessive collection expenses on loans that have a high probability of being ultimately uncollectible. Cross-selling of products, proactive credit management, "hands-on" customer care and targeted product marketing are means we use to retain customers and grow our business.

CONSUMER

     Our consumer lending business is one of the largest subprime home equity originators in the United States as ranked by Inside B&C Lending. It is marketed under both the HFC and Beneficial brand names, each of which caters to a slightly different type of customer in the middle-market population. Both brands offer secured and unsecured loan products, such as first and second lien position closed-end mortgage loans, open-end home equity loans, personal non-credit card loans, including personal homeowner loans (a secured high loan-to-value product that we underwrite and treat like an unsecured loan), and sales finance contracts. These products are marketed through our retail branch network, direct mail, telemarketing, strategic alliances and Internet sourced applications and leads.

     Our mortgage services business purchases nonconforming first and second lien position residential mortgage loans, including open-end home equity loans, from a network of over 200 unaffiliated third party lenders (i.e., correspondents). These purchases are either "flow" acquisitions (i.e., loan by loan) or "bulk" acquisitions (i.e., pools of loans), and are made based on our specific underwriting guidelines. We offer forward commitments to selected correspondent lenders to strengthen our relationship with these lenders and to create a sustainable growth channel for this business. Decision One Mortgage Company, LLC, a subsidiary of Household, was purchased in 1999 to assist us in understanding the product needs of mortgage brokers and trends in the mortgage lending industry. Decision One directly originates mortgage loans sourced by mortgage brokers.

     According to The Nilson Report, our retail services business is the second largest provider of third party private label credit cards in the United States based on managed receivables outstanding. Our retail services business has over 65 active merchant relationships. These products are generated through merchant retail locations, merchant catalog and telephone sales, application displays, direct mail and Internet applications.

     Our auto finance business purchases, from a network of approximately 4,500 active dealer relationships, retail installment contracts of consumers who do not have access to traditional, prime-based lending sources. We also originate and refinance auto loans through direct mail solicitations, alliance partners and the Internet. Approximately 75% of our auto finance receivables are secured by "used" vehicles versus "new" vehicles. Coupled with a centralized underwriting and funding business model, we believe the use of the proprietary internet product we have developed for this business will enable our auto finance business to respond more quickly and provide better service than our competitors.

CREDIT CARD SERVICES

     Our Credit Card Services business includes our MasterCard and Visa receivables in the United States, including The GM Card(R), the AFL-CIO Union Plus(R) ("UP") credit card, a Household Bank branded card, and the Orchard Bank card. According to The Nilson Report, this business is the eighth largest issuer of MasterCard or Visa credit cards in the United States (based on receivables). The GM Card(R), a co-branded credit card issued as part of our alliance with General Motors Corporation ("GM"), enables customers to earn discounts on the purchase or lease of a new GM vehicle. The UP card program with the AFL-CIO provides benefits and services to members of approximately 60 national and international labor unions. The Household Bank and Orchard Bank branded credit cards offer specialized credit card products to consumers underserved by traditional providers or are marketed in conjunction with merchant relationships established through our retail services business.

     Our MasterCard and Visa business is generated primarily through direct mail, telemarketing, Internet applications, application displays, promotional activity associated with our affinity and co-branding relationships, mass-media advertisement (The GM Card(R)), and merchant relationships sourced through our retail services business. We also cross-sell our credit cards to our existing consumer lending and retail services customers as well as our refund lending customers.

     Although our relationships with GM and the AFL-CIO enable us to access a proprietary customer base, in accordance with our agreements with these institutions Household owns all receivables originated under the programs and is responsible for all credit and collection decisions as well as the funding for the programs. These programs are not dependent upon any payments, guarantees or credit support from these institutions. As a result, we are not directly dependent upon GM or the AFL-CIO for any specific earnings stream associated with these programs. We believe we have a strong working relationship with GM and the AFL-CIO and we do not anticipate, and are not aware of, any event that has occurred, or is expected to occur in the near term, that would allow the parties to these agreements to terminate their relationship.

INTERNATIONAL

     Our United Kingdom business is a mid-market consumer lender focusing on customer service through its branch locations, and consumer electronics through its retail finance operations. This business offers secured and unsecured lines of credit, secured and unsecured closed-end loans, retail finance products, insurance products and credit cards (including the GM Card(R) from Vauxhall and marbles(TM), an Internet enabled credit card). We operate in England, Scotland, Wales, Northern Ireland, and the Republic of Ireland. We opened offices in Hungary and the Czech Republic in 2001 and 2002, respectively, to facilitate the expansion plans of one of our U.K. merchant alliances. We expect to continue our expansion into Central Europe with this alliance in 2002 with an operation in Poland. Loans held by our United Kingdom operation are originated through a branch network consisting of 155 HFC and 62 Beneficial Finance branches, merchants, direct mail, broker referrals and the Internet.

     Our Canadian business was acquired by Household in 1933 and offers consumer real estate secured and unsecured lines of credit, secured and unsecured closed-end loans, insurance products, revolving credit, private label credit cards and retail finance products to middle- to low income families. In addition, through its trust operations, our Canadian business accepts deposits. These products are marketed through 109 branch offices in 10 provinces, direct mail, telemarketing, 95 merchant relationships and the Internet.

ALL OTHER

     Through our insurance services operation, Household offers credit life, credit accident, health and disability, unemployment, property, term life, collateral protection and specialty insurance products to our customers. Such products currently are offered throughout the United States and Canada and are targeted toward those customers typically under-insured by traditional sources. The purchasing of insurance products are never a condition to any credit or loan granted by Household. Insurance is directly written by or reinsured with one or more of our subsidiaries.

     Our refund lending business is one of the largest providers of consumer tax refund lending in the United States. We have approximately 3,500 tax preparer relationships covering approximately 12,000 outlets (including 9,000 H&R Block locations). We provide loans to customers who are entitled to tax refunds and who electronically file their income tax returns with the Internal Revenue Service. This business is seasonal with most revenues generated in the first three months of each calendar year. The majority of customers who use this product are renters with household incomes of less than $25,000 who are entitled to refunds of greater than $2,000.

     Direct lending was formed to find new markets for Household's existing consumer loan and loan-related products, develop new product offerings, and test alternative (i.e., non-branch) distribution channels. The areas of specific focus for direct lending include the Internet, alliance programs with other lenders to provide nonprime/nonconforming products to their customers, direct mail initiatives and non-homeowners.

     Our commercial operations are very limited in scope and are expected to continue to decline. They manage the liquidation of the commercial loan receivables which were part of our commercial lending portfolio that was discontinued in the early 1990's. They also selectively invest in tax advantaged low income housing projects to support community home ownership initiatives while allowing us to obtain federal or state tax benefits.

                   SUPPLEMENTAL DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock amends and supplements the information set forth under the heading "Description of Capital Stock" in the accompanying prospectus.

GENERAL

     Our restated certificate of incorporation authorizes the issuance of 758,155,004 shares of capital stock of which 8,155,004 shares shall be preferred stock, without par value, and 750,000,000 shares shall be common stock, par value $1.00 per share. Although 8,155,004 shares of preferred stock are authorized, 3,454,635 shares are reserved in the restated articles of incorporation for a series of convertible preferred stock that was issued in 1981, all of which shares have been converted to common stock, redeemed or repurchased by Household. As of September 30, 2002, of the remaining 4,700,369 authorized shares of preferred stock, 2,448,279 shares were issued and outstanding as follows: 350,000 shares of 7 5/8% Cumulative Preferred Stock, Series 2002-B, 400,000 shares of 7.60% Cumulative Preferred Stock, Series 2002-A, 300,000 shares of 7.50% Cumulative Preferred Stock, Series 2001-A, 50,000 shares of 8 1/4% Cumulative Preferred Stock, Series 1992-A, 407,718 shares of 5.00% Cumulative Preferred Stock, 103,976 shares of $4.50 Cumulative Preferred Stock, and 836,585 shares of $4.30 Cumulative Preferred Stock. In addition, 750,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance. As of September 30, 2002, 454,829,105 shares of our common stock were issued and outstanding. All outstanding shares of common stock and preferred stock are fully paid and non-assessable.

DESCRIPTION OF 7.50% CUMULATIVE PREFERRED STOCK, SERIES 2001-A

     In September, 2001, the Company issued 300,000 shares of 7.50% Cumulative Preferred Stock, Series 2001-A (the "7.50% Preferred"). Holders of the 7.50% Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $75.00 per share. All dividends on the 7.50% Preferred have been paid to date. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the 7.50% Preferred are entitled to receive $1,000 per share, plus accrued and unpaid dividends. The 7.50% Preferred is not redeemable prior to September 27, 2006. The 7.50% Preferred is redeemable, at the Company's option, in whole or in part, from time to time on or after September 27, 2006, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The 7.50% Preferred is not entitled to the benefits of any sinking fund. The voting rights applicable to the 7.50% Preferred are equivalent to the voting rights of the 8 1/4% Preferred, as described in the accompanying prospectus.

DESCRIPTION OF 7.60% CUMULATIVE PREFERRED STOCK, SERIES 2002-A

     In March, 2002, the Company issued 400,000 shares of 7.60% Cumulative Preferred Stock, Series 2002-A (the "7.60% Preferred"). Holders of the 7.60% Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $76.00 per share. All dividends on the 7.60% Preferred have been paid to date. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the 7.60% Preferred are entitled to receive $1000 per share plus accrued and unpaid dividends. The 7.60% Preferred is not redeemable prior to March 25, 2007. The 7.60% Preferred is redeemable, at the Company's option, in whole or in part, from time to time on or after March 25, 2007, at $1000 per share plus an amount equal to accrued and unpaid dividends. The 7.60% Preferred is not entitled to the benefits of any sinking fund. The voting rights applicable to the 7.60% Preferred are equivalent of the voting rights of the 8 1/4% Preferred.

DESCRIPTION OF 7 5/8% CUMULATIVE PREFERRED STOCK, SERIES 2002-B

     In September, 2002, the Company issued 350,000 shares of 7 5/8% Cumulative Preferred Stock, Series 2002-B (the "7 5/8% Preferred"). Holders of the 7 5/8% Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $76.25 per share. The initial dividend on the 7 5/8% Preferred will be paid on January 15, 2003. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the 7 5/8% Preferred are entitled to receive $1000 per share plus accrued and unpaid dividends. The 7 5/8% Preferred is not redeemable prior to September 17, 2007. The 7 5/8% Preferred is redeemable, at the Company's option, in whole or in part, from time to time on or after September 17, 2007, at $1000 per share plus an amount equal to accrued and unpaid dividends. The 7 5/8% Preferred is not entitled to the benefits of any sinking fund. The voting rights applicable to the 7 5/8% Preferred are equivalent of the voting rights of the 8 1/4% Preferred.

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering of the common stock will be used to repay certain short-term borrowings and for general corporate purposes.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the symbol "HI." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the NYSE, together with the dividends declared by the Company per share of common stock.

                                                                COMMON STOCK        CASH
                                                                   PRICE          DIVIDENDS
                                                              ----------------    DECLARED
                                                               HIGH      LOW      PER SHARE
                                                              ------    ------    ---------
YEAR ENDED DECEMBER 31, 2000
  First Quarter............................................   $39.19    $29.50      $.17
  Second Quarter...........................................    48.19     37.63       .19
  Third Quarter............................................    57.44     41.00       .19
  Fourth Quarter...........................................    56.94     43.88       .19
YEAR ENDED DECEMBER 31, 2001
  First Quarter............................................    62.00     52.00       .19
  Second Quarter...........................................    69.98     57.45       .22
  Third Quarter............................................    69.49     48.00       .22
  Fourth Quarter...........................................    61.40     51.29       .22
YEAR ENDED DECEMBER 31, 2002
  First Quarter............................................    60.90     43.50       .22
  Second Quarter...........................................    63.25     47.06       .25
  Third Quarter............................................    50.84     26.10       .25
  Fourth Quarter (through October 24, 2002)................    32.00     20.65        --

     On October 24, 2002, the last reported sale price of our common stock on the NYSE was $22.83. As of September 30, 2002, there were approximately 22,390 holders of record of our common stock. We have paid a regular quarterly cash dividend on our common stock since 1926. We expect that trend to continue. See "Description of Capital Stock -- Common Stock" in the accompanying prospectus.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 2002, and as adjusted to give effect to (i) the issuance of 18.7 million shares of common stock out of treasury shares, (ii) the application of the net proceeds of $399.8 million to repay certain short-term borrowings and (iii) the anticipated issuance on October 30, 2002 of $500 million in Equity Units, assuming no exercise of the underwriters' option to purchase additional Equity Units, and the anticipated application of the estimated net proceeds therefrom of $484.8 million to repay certain short-term borrowings. The following table should be read in conjunction with the Company's quarterly report on Form 10-Q for the period ended September 30, 2002, incorporated herein by reference.

                                                              SEPTEMBER 30, 2002
                                                     -------------------------------------
                                                                               AS ADJUSTED
                                                                                FOR THIS
                                                                                OFFERING
                                                                 AS ADJUSTED     AND THE
                                                                  FOR THIS     CONCURRENT
                                                      ACTUAL      OFFERING      OFFERING
                                                     ---------   -----------   -----------
                                                             (DOLLARS IN MILLIONS)
Deposits...........................................  $ 5,364.3    $ 5,364.3     $ 5,364.3
Commercial paper, bank and other borrowings........    5,249.8      4,850.0       4,365.2
Senior and senior subordinated debt (with original
  maturities over one year)........................   74,831.5     74,831.5      75,287.3
                                                     ---------    ---------     ---------
Total debt.........................................   85,445.6     85,045.8      85,016.8
                                                     ---------    ---------     ---------
Company obligated mandatorily redeemable preferred
  securities of subsidiary trusts(1)...............      975.0        975.0         975.0
Preferred stock....................................    1,193.2      1,193.2       1,193.2
Common shareholders' equity:
  Common stock, $1.00 par, 750,000,000 shares
     authorized, 551,786,728 shares issued(2)......      551.7        551.7         551.7
  Additional paid-in capital.......................    2,068.8      1,881.0       1,910.0
  Retained earnings................................    9,688.0      9,688.0       9,688.0
  Accumulated other comprehensive income (loss)....     (824.6)      (824.6)       (824.6)
  Less common stock in treasury, at cost,
     96,957,623 shares (78,257,623 shares, as
     adjusted).....................................   (3,046.4)    (2,458.8)     (2,458.8)
                                                     ---------    ---------     ---------
  Total common shareholders' equity................    8,437.5      8,837.3       8,866.3
                                                     ---------    ---------     ---------
Total capitalization...............................  $96,051.3    $96,051.3     $96,051.3
                                                     =========    =========     =========

---------------

(1) The sole assets of the trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in November 2001, January 2001, June 2000, March 1998 and June 1995, bearing interest at 7.50, 8.25, 10.00, 7.25 and 8.25 percent, respectively, with principal balances of $206.2, $206.2, $309.3, $206.2 and $77.3 million, respectively, and due
    November 2031, January 2031, June 2030, December 2037 and June 2025, respectively.

(2) Excludes approximately 21.4 million shares of common stock which are subject to options or rights granted pursuant to the Company's Long-Term Executive Incentive Compensation Plans.

                                  UNDERWRITING

     The Company and Goldman, Sachs & Co., the underwriters, have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, the underwriters have agreed to purchase 18,700,000 shares of common stock.

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

     No underwriting discounts or commissions are to be paid to the underwriters by the Company. The underwriters may receive from purchasers of the common stock normal brokerage commissions in amounts agreed upon with such purchasers.

     Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

     The Company and each of its directors and executive officers have agreed with the underwriters not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of the underwriters.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares that they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from the Company. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The underwriters have represented, warranted and agreed that: (i) they have not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
(ii) they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by them in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares in, from or otherwise involving the United Kingdom.

     The Company estimates that its share of the total expenses of this offering of common stock, excluding underwriting discounts and commissions, will be approximately $400,000.

     The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to Household International, HFC and their respective affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Goldman, Sachs & Co. is currently acting as sole underwriter of the concurrent Equity Units public offering.

                                 LEGAL MATTERS

     Patrick D. Schwartz, General Counsel -- Treasury & Corporate Law of Household International, Inc., will issue a legal opinion concerning the validity of the common stock offered hereby. Certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois. Mr. Schwartz is a full-time employee and an officer of Household International, Inc. and owns, and holds options to purchase, shares of common stock of Household International, Inc.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent accountants, also incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the information incorporated by reference in the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus (in particular our Quarterly Report on

Form 10-Q for the quarter ended June 30, 2002 -- see "Where You Can Find More Information"). You should not put undue reliance on any forward-looking statements after we distribute this prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus supplement and the accompanying prospectus. In all cases, you should rely on the later dated information over different information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (a) Annual Report on Form 10-K for the year ended December 31, 2001 (as amended by Form 10-K/A filed June 27, 2002 and Form 10-K/A filed August 27,
2002):

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 (as amended by Form 10-Q/A filed August 14, 2002 and Form 10-Q/A filed August 15, 2002), June 30, 2002 (as amended by Form 10-Q/A filed August 15, 2002) and September 30, 2002; and

     (c) Current Reports on Form 8-K filed on January 16, January 28, March 13, March 21, April 8, April 9, April 17, July 17, August 14, September 16, October 15 and October 16, 2002.

     All documents Household files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the completion of the offering of the securities described in this prospectus supplement shall be incorporated by reference in this prospectus supplement from the date of filing of such documents.

     You may request a copy of these filings, at no cost, by writing or telephoning Household at the following address:

Household International, Inc.
Corporate Secretary
2700 Sanders Road
Prospect Heights, Illinois 60070
(847) 564-5000

                         HOUSEHOLD INTERNATIONAL, INC.
                                 $3,000,000,000
                                DEBT SECURITIES
                                      AND
                      WARRANTS TO PURCHASE DEBT SECURITIES

                      PREFERRED STOCK (WITHOUT PAR VALUE)
                               DEPOSITARY SHARES
                    COMMON STOCK (PAR VALUE $1.00 PER SHARE)
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

     We will provide the specific terms of the particular securities issued under this prospectus in a prospectus supplement for the securities offered. You should read this prospectus and any prospectus supplement carefully before you invest.

     Our common stock is listed on the New York Stock Exchange under the trading symbol HI.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      Prospectus dated September 10, 2001.

                               PROSPECTUS SUMMARY

     This summary provides a brief overview of Household and the general terms of securities being offered by this prospectus. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

     - this prospectus;

     - the accompanying prospectus supplement, which explains the specific terms of the securities being offered and updates the information in the prospectus; and

     - the documents referred to in "Where You Can Find More Information" for information on Household, including its financial statements.

HOUSEHOLD INTERNATIONAL, INC.

     Household is a holding company whose businesses focus on consumer lending. Through our subsidiaries, we offer numerous consumer lending products to consumers in the United States, Canada and the United Kingdom, including real estate secured loans, revolving and closed-end unsecured loans, retail installment sales finance loans, tax refund anticipation loans, auto finance loans, private label credit cards and Mastercard* and Visa* credit cards. Also in conjunction with our business, we offer credit and specialty insurance in the United States, Canada and the United Kingdom.

     Household's principal executive office is at 2700 Sanders Road, Prospect Heights, Illinois 60070, and its telephone number is (847) 564-5000.

THE SECURITIES HOUSEHOLD MAY OFFER

     We may use this prospectus to offer up to $3,000,000,000 of:

     - debt securities;

     - warrants to purchase debt securities;

     - preferred stock (without par value);

     - depositary shares;

     - common stock (par value $1.00 per share), stock purchase contracts and stock purchase units.

     A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these securities when offered.

DEBT SECURITIES

     Debt securities to be offered are unsecured general obligations of Household in the form of senior unsecured debt which ranks equally with our other unsecured senior debt. The senior unsecured debt will be issued under either an indenture between us and Allfirst Bank or an indenture between us and BNY Midwest Trust Company. Below is a summary of the general features of the debt securities under these indentures. For a more detailed description of their features, see "Description of Debt Securities" below.

     General Indenture Provisions:

     - each indenture provides that debt securities may be issued from time to time in one or more series;

     - neither indenture limits the amount of debt securities Household can issue;

---------------

* MasterCard is a registered trademark of MasterCard International, Inc. and VISA is a registered trademark of Visa USA, Inc.

     - each indenture contains a covenant that we will not issue, assume or guarantee any indebtedness secured by a mortgage, security interest, pledge or lien of or upon any of our property that we now own or subsequently acquire, unless the currently outstanding debt securities are, by supplemental indenture, effectively secured by a security interest that is equal and ratable with all other indebtedness secured by the indenture, subject to certain exceptions described in "Debt Securities--Covenant Against Pledges or Liens";

     - under each indenture, we may satisfy our obligations under the debt securities or be released from the obligation to comply with requirements of the indenture, with respect to a specific series, at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay these obligations under the particular securities when due;

     - each indenture provides that holders of a majority in principal amount of each series of debt securities may vote to change Household's obligations or your rights concerning these securities. However, changes in the financial terms of that security, including payment of principal or interest or premium, or a reduction in the previously stated percentage of the debt securities, cannot be made unless every holder affected by the change consents to the change. Without the consent of any holder of debt securities, Household can amend or supplement the indenture in limited circumstances including to cure any ambiguity, defect or inconsistency, to provide for the assumption of Household's obligations by another entity, to make changes that do not adversely affect the rights of any holders of debt securities and to provide for a new series of securities. See "Description of Debt Securities--Modification of Indentures" for more information; and

     - each indenture allows Household to merge or consolidate with another company so long as the other company is domiciled in the U.S. and after giving effect to the succession, there will be no default under the indenture.

     EVENTS OF DEFAULT

     The events of default specified in each indenture include:

     - failure to pay interest for 30 days;

     - failure to pay principal or premium when due;

     - failure to deposit funds into any sinking fund for a series of debt securities that is required to have a sinking fund;

     - failure to perform other covenants of the indenture for 60 days after notice; and

     - certain events of bankruptcy, insolvency or reorganization.

     REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

WARRANTS TO PURCHASE DEBT SECURITIES

     We may issue, together with any debt securities offered or separately, warrants for the purchase of other debt securities. We will issue a series of warrants under a warrant agreement between us and a bank or trust company.

     The holder of the warrant is entitled to purchase debt securities by paying the exercise price provided in the prospectus supplement relating to the warrant.

PREFERRED STOCK

     We may issue preferred stock with various terms to be established by an offering committee designated by our board of directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including the dividend rate, liquidation preference, redemption rights, if any, voting rights, conversion or sinking fund provisions, if any, and other special terms as determined by the offering committee.

     Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Household's common stock.

DEPOSITARY SHARES

     We may elect to issue depositary shares representing fractional shares of preferred stock. Each series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus. The depositary shares will be evidenced by depositary receipts and issued under a deposit agreement between Household and a bank or trust company.

COMMON STOCK

     We may issue our common stock. Holders of common stock are entitled to receive dividends when declared by our board of directors. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

     We may also issue Stock Purchase Contracts and Stock Purchase Units.

USE OF PROCEEDS

     We will use the net proceeds we receive from any offering of these securities for general corporate purposes unless otherwise indicated in the accompanying prospectus supplement.

PLAN OF DISTRIBUTION

     We may sell the securities being offered in any of the following ways:

     - to or through underwriters or dealers;

     - by ourselves directly;

     - through agents; or

     - through a combination of any of these methods of sale.

     The prospectus supplement will explain the ways we sell specific securities, including the names of any underwriters and details of the pricing of the securities, as well as commissions, concessions or discounts we are granting the underwriters, dealers or agents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, the accompanying prospectus supplement and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus, the accompanying prospectus supplement and the documents incorporated by reference in this prospectus. You should not put undue reliance on any forward-looking statements after we distribute this prospectus.

                         HOUSEHOLD INTERNATIONAL, INC.

     Household was formed in 1981 as a holding company for various subsidiaries which operated in the financial services, manufacturing, transportation and merchandising industries. Household traces its origin back to an office established in 1878. In 1985 we initiated a restructuring program that resulted in the sale of our merchandising, transportation and manufacturing businesses. Our operational focus is on the areas of consumer lending that we believe offer us the best opportunity to achieve the highest returns on our capital. Household's principal executive office is located at 2700 Sanders Road, Prospect Heights, Illinois 60070 (telephone: 847-564-5000).

     Through our subsidiaries, we offer numerous consumer lending products primarily to middle-market consumers in the United States, the United Kingdom and Canada. We offer real estate secured loans, auto finance loans, tax refund anticipation loans, MasterCard and Visa credit cards, private label credit cards, retail installment sales finance loans and other types of unsecured loans. Also in conjunction with our business, we make credit life, credit accident, health and disability, term and speciality insurance available to our customers in the United States, Canada and the United Kingdom.

     Household is principally a holding company whose primary source of funds is cash received from its subsidiaries, in the form of dividends and borrowings under intercorporate agreements. Dividend distributions to us from our savings and loan, banking and insurance subsidiaries may be restricted by foreign, federal and state laws and regulations. Dividend distributions from our foreign subsidiaries may also be restricted by exchange controls of the country in which the subsidiary is located. Also, as a holding company the rights of any of our creditors or stockholders to participate in the assets of any of our subsidiaries upon our liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except in cases where we are a creditor with recognized claims against the subsidiary. Nevertheless, there are no restrictions that currently materially limit our ability to make payments to our creditors or to pay dividends on our preferred stock or common stock at current levels. Also, there are no restrictions which we reasonably believe are likely to materially limit future payments to our creditors or of dividends.

                                USE OF PROCEEDS

     We will use the proceeds from the sale of the securities for general corporate purposes, which may include the funding of investments in or extensions of credit to our subsidiaries, the reduction of outstanding indebtedness, the financing of possible acquisitions or business expansion by us or our subsidiaries, or for any other purpose set forth in prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for Household and subsidiaries for the periods indicated below was as follows:

                                                               SIX MONTHS
                                                                 ENDED
                                                                JUNE 30,             YEAR ENDED DECEMBER 31,
                                                             --------------    ------------------------------------
                                                             2001      2000    2000    1999    1998    1997    1996
                                                             ----      ----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges.......................    1.61      1.64    1.65    1.79    1.37    1.58    1.54
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends........................................    1.60      1.64    1.65    1.78    1.36    1.56    1.51

     For purposes of calculating the above ratios, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness (including capitalized interest) and one-third of rental expense (approximate portion representing interest). Preferred stock dividends represent an amount equal to income, before income tax, which would be required to meet the dividends on preferred stocks. The December 31, 1998 ratio has been negatively impacted by one-time merger and integration related costs associated with the merger of Household International and Beneficial Corporation. Excluding the merger and integration related costs of $751 million after-tax, the December 31, 1998 ratio of earnings to fixed charges would have been 1.75 and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.74.

                         DESCRIPTION OF DEBT SECURITIES

     The following describes the material terms and provisions common to each series of debt securities to which any prospectus supplement may relate. The accompanying prospectus supplement gives you additional information specific to the debt securities being offered.

     We may offer one or more series of debt securities which will constitute unsecured senior debt and will rank equally with our other unsecured senior debt. The debt securities will be issued under either an indenture dated as of October 1, 1993, between us and Allfirst Bank, as trustee, or an indenture dated as of January 1, 1995, between us and BNY Midwest Trust Company, as trustee. Allfirst Bank and BNY Midwest Trust Company are individually referred to as "trustee" and collectively referred to as the "trustees" in this prospectus. Forms of the indentures have been filed with the SEC and are incorporated by reference in the registration statement we filed under the Securities Act of 1933 and of which this prospectus is a part. See "Where You Can Find More Information."

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms which will be disclosed in the applicable prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of the series of debt securities being offered, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from Household or the applicable trustee. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the indentures. Wherever particular sections or defined terms of the indentures are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statements in this prospectus are qualified by that reference.

GENERAL

     The indentures provide that debt securities may be issued from time to time in one or more series. The indentures do not limit the aggregate principal amount of debt securities, except as may be otherwise provided with respect to any particular series of debt securities being offered.

     The applicable prospectus supplement will describe the specific terms of the series of debt securities being offered. The following terms may be included:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the price, expressed as a percentage of the total principal amount of that series of debt securities, we will be paid for the debt securities and the initial offering price, if any, at which the offered debt securities will be offered to the public;

     - the currency, currencies or currency units for which the debt securities may be purchased and the currency, currencies or currency units in which the principal of and any interest on the debt securities may be payable;

     - the date or dates on which the debt securities will mature;

     - the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any;

     - the date from which such interest, if any, on the debt securities will accrue, the dates on which interest, if any, will be payable;

     - the date on which payment of interest, if any, will commence and the regular record dates for interest payment dates, if any;

     - the dates, if any, on which and the price or prices at which the debt securities will, under mandatory sinking fund provisions, or may, under any optional sinking fund or purchase fund provisions, be redeemed by us, and the other detailed terms and provisions of sinking and/or purchase funds;

     - the date, if any, after which and the price or prices at which the debt securities may, under any optional redemption provisions, be redeemed at our option or the option of holder of the securities and the other detailed terms and provisions of optional redemption;

     - the denominations in which the debt securities are authorized to be issued;

     - the securities exchange, if any, on which the debt securities will be listed;

     - additional provisions, if any, of the debt securities; and

     - the indenture under which the debt securities are to be issued.

     With respect to debt securities sold through dealers acting as agents, the maturities and interest rates of debt securities may be established by us from time to time and, if not set forth in the applicable prospectus supplement, will be made available through such dealers.

     If any of the debt securities are sold for foreign currencies or foreign currency units or if the principal of or any interest on any series of debt securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to the issue of debt securities and such currencies or currency units will be set forth in the appropriate prospectus supplement.

     Debt securities may be issued as original issue discount securities to be offered and sold at a discount below their stated principal amount. "Original issue discount securities" means any debt securities that provide for an amount less than the stated principal amount of those securities to be due and payable upon a declaration of acceleration of the maturity of those securities upon an event of default. As used in the following summary of certain terms of the debt securities, the term "principal amount" means, in the case of any original issue discount security, the amount that would then be due and payable upon acceleration of the maturity of the securities, as specified in those debt securities.

BOOK-ENTRY SYSTEM

     All of the debt securities we offer will be issued in book-entry only form. This means that we will not issue actual notes or certificates. Instead, we will issue global notes in registered form (each a "Global Note"). Each Global Note is held through DTC, as Depositary, and is registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. will be the holder of record of the debt securities. Each note represents a beneficial interest in a Global Note.

     Beneficial interests in a Global Note are shown on, and transfers are effected through, records maintained by DTC or its participants. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or indirect account with such an institution. Transfers of ownership interests in the debt securities will be accomplished by making entries in the books of DTC participants' acting on behalf of beneficial owners. Beneficial owners of these debt securities will not receive certificates representing their ownership interest, unless the use of the book- entry system is discontinued. So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be the sole holder of the debt securities represented thereby for all purposes, including payment of principal and interest, under the indenture. Except as otherwise provided below, the beneficial owners of the debt securities are not entitled to receive physical delivery of certificated debt securities and will not be considered the holders for any purpose under the indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if such beneficial owner is not a DTC participant, on the procedures of the DTC participant through which such beneficial owner owns its interest in order to exercise any rights of a holder of a note under the indenture. The laws of some jurisdictions require that certain purchasers of debt securities take physical delivery of such debt securities in certificated form. Those limits and laws may impair the ability to transfer beneficial interests in the debt securities.

     Each Global Note representing debt securities will be exchangeable for certificated debt securities of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if (i) DTC notifies us that is unwilling or unable to continue as Depositary for the Global Notes or we become aware that DTC has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and, in any such case we fail to appoint a successor to DTC within 60 calendar days, (ii) we, in our sole discretion, determine that the Global Notes shall be exchangeable for certificated debt securities or (iii) an event of default has occurred and is continuing with respect to the debt securities under the indenture. Upon any such exchange, the certificated debt securities shall be registered in the names of the beneficial owners of the Global Notes representing the debt securities.

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Purchases of the debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the debt securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interest in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers, all debt securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participant's to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemption, tenders, defaults, and proposed amendments to the security documents. Beneficial owners of the debt securities may wish to ascertain that the nominee holding the debt securities for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

     Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the regular record date (identified in a listing attached to the Omnibus Proxy).

     We will pay principal and any premium or interest payments on the debt securities in immediately available funds directly to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect form time to time. Payment of principal and any premium or interest to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

     We will send any redemption notices to Cede & Co. If less than all of the debt securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

     DTC may discontinue providing its services as securities depository for the debt securities at any time by giving us reasonable notice. Under such circumstances, if a successor securities depository is not obtained, we will print and deliver certificated debt securities.

     The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

PAYMENT OF PRINCIPAL AND INTEREST

     Unless a different place is specified in the prospectus supplement with respect to any particular series of debt securities, principal of and interest, if any, on debt securities will be payable at the office or agency of the trustee in either Baltimore, Maryland, with respect to the indenture with Allfirst Bank, or in Chicago, Illinois, with respect to the indenture with BNY Midwest Trust Company. However, payment of interest may be made at our option by check or draft mailed to the person entitled to the payment.

COVENANT AGAINST CREATION OF PLEDGES OR LIENS

     All debt securities issued under the indentures will be unsecured. In the indentures we covenant that, with the exceptions listed below, we will not issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage, security interest, pledge or lien ("security interest") of or upon any of our property that we now own or subsequently acquire, unless the currently outstanding debt securities are, by supplemental indenture, effectively secured by a security interest that is equal and ratable with all other indebtedness secured by the indenture. The term "indebtedness for borrowed money" does not include any guarantee or other recourse obligation in connection with the sale, securitization or discount by us or any of our subsidiaries of finance or accounts receivable, trade acceptances, or other paper arising in the ordinary course of its business.

     The above covenant does not apply to:

          (1) security interests to secure the payment of the purchase price on property, shares of capital stock, or indebtedness acquired by us or the cost of construction or improvement of such property or the refinancing of all or any part of such secured indebtedness, provided that such security interests do not apply to any other property, shares of capital stock, or indebtedness of Household;

          (2) security interests on property, shares of capital stock, or indebtedness existing at the time of acquisition by us;

          (3) security interests on property of a corporation which security interests exist at the time such corporation merges or consolidates with or into us or which security interests exist at the time of the sale or transfer of all or substantially all of the assets of such corporation to us;

          (4) security interests of us to secure any of our indebtedness to a subsidiary;

          (5) security interests in property of ours in favor of the United States of America or any state or agency or instrumentality thereof, or in favor of any other country or political subdivision, to secure partial, progress, advance, or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing or refinancing all or any part of the purchase price or the cost of construction of the property subject to such security interests;

          (6) security interests on properties financed through tax exempt municipal obligations, provided that such security interests are limited to the property so financed;

          (7) security interests existing on the date of the applicable indenture; and

          (8) any extension, renewal, refunding, or replacement, or successive extensions, renewals, refundings, or replacements, in whole or in part, of any security interest referred to in the above clauses, provided, however, that the principal amount of indebtedness secured in the extension, renewal, refunding, or replacement does not exceed the principal amount of indebtedness secured at the time by the security interest, and provided further, that the extension, renewal, refunding, or replacement of the security interest is limited to all or part of the property subject to the security interest extended, renewed, refunded, or replaced.

     Notwithstanding the foregoing, we may, without equally and ratably securing the debt securities, issue, assume, or guarantee indebtedness secured by a security interest not excepted in clauses (1) through (7) above, if the total amount of such indebtedness, together with all other indebtedness of, or guaranteed by, Household existing at the time and secured by security interests not so excepted, does not at the time exceed 10% of our consolidated net worth. In addition, an arrangement with any person providing for the leasing by us of any property, that has been or is to be sold or transferred by us to such person with the intention that the property be leased back to us, shall not be deemed to create any indebtedness secured by a security interest if the lease obligation would not be included as liabilities on our consolidated balance sheet. The holders of not less than a majority in principal amount of the debt securities at the time outstanding under an indenture, on behalf of the holders of all of the debt securities issued under the indenture, may waive compliance with the foregoing covenant. (Section 3.08)

SATISFACTION, DISCHARGE AND DEFEASANCE OF THE INDENTURES AND DEBT SECURITIES

     If trust funds for the benefit of the holders of debt securities of a particular series are deposited with the trustee for the purpose stated below, an amount, in money or the equivalent in securities of the United States or securities the principal of and interest on which is fully guaranteed by the United States, sufficient to pay the principal, premium, if any, and interest, if any, on such series of debt securities on the dates such payments are due in accordance with the terms of such series of debt securities through their maturity, and if we have paid or caused to be paid all other sums payable by it under the applicable indenture with respect to such series, then we will be considered to have satisfied and discharged the entire indebtedness represented by such series of debt securities and all of our obligations under the indenture with respect to that series, except as otherwise provided in the indenture. In the event of any such discharge, holders of such debt securities will be able to look only to the trust funds for payment of principal, premium, if any, and interest, if any, on their debt securities. (Section 6.03)

     For federal income tax purposes, any such defeasance may be treated as a taxable exchange of the related debt securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of the applicable debt securities may recognize a gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their debt securities. Such holders thereafter would be required to include in income a share of the income, gain or loss of the trust. The amount so required to be included in income could be a different amount than would be includable in the absence of defeasance.You are urged to consult your own tax advisor as to the specific consequences to you of defeasance.

CONCERNING THE TRUSTEES

     We and certain of our subsidiaries maintain banking relationships with each of the trustees or their affiliates. The trustees also may be trustees under other indentures of Household or our subsidiaries under which outstanding senior or subordinated unsecured debt securities have been issued. The trustees or their affiliates may also have other financial relationships with us and our subsidiaries.

MODIFICATION OF INDENTURES

     Under each indenture, the holders of a majority in principal amount of each series of debt securities at the time outstanding under the indenture may enter into supplemental indentures for the purpose of amending or modifying, in any manner, provisions of the indenture or of any supplemental indenture modifying the rights of holders of such series of debt securities. However, no supplemental indenture, without the consent of the holder of each outstanding debt security affected by the supplemental indenture, shall:

     - change the maturity of the principal of, or any installment of interest on any debt security, or reduce the principal amount of the debt security or the interest on it or any premium payable upon the redemption of it, or

     - reduce the previously stated percentage of the debt securities, the consent of the holders of which is required for the execution of any such supplemental indenture or for any waiver of compliance with any covenant or condition in such indenture. (Section 11.02)

     Each indenture contains provisions permitting us to amend or supplement the indenture without the consent of any holder of debt securities under certain circumstances, including:

     - to cure any ambiguity, defect or inconsistency in the indenture, any supplemental indenture, or in the debt securities of any series;

     - to evidence the succession of another corporation to Household and to provide for the assumption of all of our obligations under the debt securities and the indenture by such corporation;

     - to provide for uncertificated debt securities in addition to certificated debt securities;

     - to make any change that does not adversely affect the rights of holders of debt securities issued under the indenture;

     - to provide for a new series of debt securities; or

     - to add to rights of holders of debt securities or add additional events of default. (Section 11.01)

SUCCESSOR ENTITY

     Each indenture provides that we may not consolidate with or merge into, or transfer, sell or lease our properties and assets as, or substantially as, an entirety to another entity unless the successor entity is a corporation incorporated within the United States and, after giving effect to the succession, no default under the indenture shall have occurred and be continuing. Thereafter, except in the case of a lease, all of our obligations under the indenture terminate. (Sections
10.01 and 10.02)

EVENTS OF DEFAULT

     Each indenture defines the following as events of default with respect to any series of debt securities:

     - default for 30 days in the payment of any interest upon any debt security of such series issued under the indenture;

     - default in the payment of any principal of or premium on any such debt security;

     - default for 30 days in the deposit of any sinking fund or similar payment for the series of debt securities;

     - default for 60 days after notice in the performance of any other covenant in the indenture;

     - certain defaults for 30 days after notice in the payment of principal or interest, or in the performance of other covenants with respect to borrowed money under another indenture in which the trustee for the debt securities is trustee which results in the principal amount of such indebtedness becoming due and payable prior to maturity, which acceleration has not been rescinded or annulled; and

     - certain events of bankruptcy, insolvency or reorganization.

     We are required to file with each trustee annually an officers' certificate as to the absence of certain defaults under the indenture. (Sections 7.01 and 3.05)

     If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series by notice as provided in the indenture may declare the principal amount and all accrued but unpaid interest of all the debt securities of the series to be due and payable immediately. At any time after a declaration of acceleration for debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of money, the holders of not less than a majority in principal amount of outstanding debt securities of such series may, under certain circumstances, rescind or annul their declaration of acceleration. (Section 7.02)

     The holders of not less than a majority in principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of their series, waive any past default under the indenture and its consequences with respect to debt securities of such series, except a default in the payment of principal of or premium, if any, or interest, if any, on any debt securities of such series, or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected. (Section 7.13)

     Under each indenture, the trustee may withhold notice to holders of debt securities of any default (except in payment of the principal of (or premium, if any) or interest on any debt security issued under the indenture or in the payment of any sinking fund or similar payment) if it considers it in the interest of holders of debt securities to do so. (Section 8.02)

     Holders of debt securities may not enforce an indenture except as provided therein. (Section 7.07) The holders of a majority in principal amount of the outstanding debt securities issued under an indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 7.12) The trustee will not be required to comply with any request or direction of holders of debt securities pursuant to the indenture unless offered indemnity against costs and liabilities which might be incurred by the trustee as a result of such compliance. (Section 8.03(e))

              DESCRIPTION OF WARRANTS TO PURCHASE DEBT SECURITIES

     The following briefly summarizes the material terms and provisions of the warrants to purchase debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of the warrants that are offered by us, which will be described in more detail in a prospectus supplement. The prospectus supplement also will state whether any of the general provisions summarized below do not apply to the warrants being offered.

     We may issue, together with any debt securities offered by any prospectus supplement or separately, warrants for the purchase of other debt securities. The warrants will be issued under warrant agreements between Household and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. A single bank or trust company may act as warrant agent for more than one series of warrants. The warrant agent will act solely as the agent of Household under the applicable warrant agreement and will not assume any obligation of agency or trust for or with any owners of the warrants. A copy of the forms of warrant agreement, including the form of warrant certificates representing the warrants, reflecting the alternative provisions to be included in the warrant agreements that will be entered into with respect to particular offerings of warrants, is incorporated by reference to the registration statement of which this prospectus is a part. You should read the more detailed provisions of the warrant agreement and the warrant certificates for provisions that may be important to you, including the definitions of certain terms.

GENERAL

     The applicable prospectus supplement will describe the terms of the warrants, the warrant agreement relating to the warrants and the warrant certificates representing the warrants being offered. The following terms may be included:

     - the designation, aggregate principal amount, and terms of the debt securities purchasable upon exercise of the warrants;

     - the designation and terms of any related debt securities with which the warrants are issued and the number of warrants issued with each such debt security;

     - the date, if any, on and after which the warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which the principal amount of debt securities may be purchased upon such exercise;

     - the date on which the right to exercise the warrants shall commence and the date ("expiration date") on which such right shall expire;

     - whether the warrants represented by the warrant certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered; and

     - any other terms of the warrants.

     Warrant certificates will be exchangeable on the terms specified in the prospectus supplement for new warrant certificates of different denominations, and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the warrant.

EXERCISE OF WARRANTS

     A holder of a warrant is entitled to purchase debt securities by paying the exercise price stated in the prospectus supplement relating to the warrant. Under each warrant, the holder can purchase the principal amount of debt securities at the exercise price in the prospectus supplement relating to the warrants being offered by payment of the exercise price in full in the manner specified in the prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement for the warrants. After the close of business on the expiration date, unexercised warrants will become void.

     Upon receipt of payment of the exercise price and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our restated certificate of incorporation authorizes the issuance of 758,155,004 shares of capital stock of which 8,155,004 shares shall be preferred stock, without par value, and 750,000,000 shares shall be common stock, par value $1.00 per share. Although 8,155,004 shares of preferred stock are authorized, 3,454,635 shares are reserved in the restated articles of incorporation for a series of convertible preferred stock that was issued in 1981, all of which shares have been converted to common stock, redeemed or repurchased by Household. As of June 30, 2001, of the remaining 4,700,369 authorized shares of preferred stock, 1,398,279 shares were issued and outstanding or reserved for issuance as follows: 50,000 shares of 8 1/4% Cumulative Preferred Stock, Series 1992-A, 407,718 shares of 5.00% Cumulative Preferred Stock, 103,976 $4.50 Cumulative Preferred Stock, and 836,585 $4.30 Cumulative Preferred Stock were issued and outstanding and 750,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance. As of June 30, 2001, 462,280,907 shares of our common stock were issued and outstanding. All outstanding shares of common stock and preferred stock are fully paid and non-assessable.

     The following is a brief summary of the material terms of our preferred stock and common stock. You should read the more detailed provisions of our restated certificate of incorporation and bylaws and the certificate of designation, preferences and rights relating to any series of preferred stock for provisions that may be important to you. See "Where You Can Find More Information."

PREFERRED STOCK

     Our preferred stock may be issued from time to time in one or more series as authorized by the board of directors or a duly authorized committee of the board of directors. The board of directors has adopted a resolution creating an offering committee of the board with the power to authorize the issuance and sale of one or more series of preferred stock and to determine the particular designations, powers, preferences and relative, participating, optional or other special rights, other than voting rights which shall be fixed by the board of directors, and qualifications, limitations or restrictions of the preferred stock. The following description sets forth general terms and provisions of our preferred stock. Other terms of any series of preferred stock, including the dividend rate, liquidation preference, redemption rights, if any, voting rights, conversion or sinking fund provisions, if any, and other special terms as determined by the offering committee will be set forth in the prospectus supplement for the series of preferred stock.

     Dividends. Holders of preferred stock will receive, when and as declared by our board of directors of any funds legally available for that purpose, dividends in cash at such respective rates, payable on such dates in each year and in respect of such dividend periods, as stated in our restated certificate of incorporation or applicable certificate of designation, preferences and rights for each series of preferred stock. Dividends on preferred stock must be paid before any dividends may be declared or paid or set apart for payment for the common stock. No dividend may be declared or paid on any series of preferred stock unless at the same time a dividend in like proportion to the respectively designated dividend rates shall be declared or paid on each other series of preferred stock then issued and outstanding ranking prior to or on a parity with such particular series with respect to the payment of dividends. Dividends may be either cumulative or non-cumulative.

     Liquidation Preference. In the event of dissolution, liquidation or winding up of Household, whether voluntary or involuntary, holders of preferred stock of each series will be entitled to payment of the applicable liquidation price or prices, out of our available assets, after payment to our creditors but in preference to the holders of the common stock. Our restated certificate of incorporation, as amended, provides that a consolidation, merger or sale by Household of its assets as an entirety or substantially as an entirety shall not be deemed to be a liquidation, dissolution or winding up.

     Redemption. If any dividends on any shares of preferred stock are in arrears, we may not purchase or redeem any preferred stock or common stock unless all shares of issued and outstanding preferred stock are redeemed.

     Voting Rights. Voting rights of the holders of preferred stock are non-cumulative. Holders of preferred stock have only the voting rights outlined in our restated certificate of incorporation, as amended, or applicable certificate of designation, preferences and rights or as otherwise provided for by law.

     Without the vote or consent of the holders of at least two-thirds of the outstanding shares of all series of preferred stock, except for a series of preferred stock in which the right is expressly withheld, voting as a single class, we may not:

     - consolidate or merge with another corporation or corporations or sell all or substantially all of our assets;

     - issue any shares of preferred stock of any series if the cumulative dividends payable on shares of any series of outstanding preferred stock are in arrears;

     - adopt any amendment to our restated certificate of incorporation which adversely alters the preferences, powers and special rights of the preferred stock, except that if any such amendment would adversely alter any preference, power or special right of one or more but not all of the series of the preferred stock, then only the vote or consent of the outstanding shares of all series of preferred stock so affected, voting as one class, shall be required; or

     - increase the authorized amount of the preferred stock, or create or issue any class of stock ranking prior to or on a parity with the preferred stock, or any series of preferred stock, as to the payment of dividends or the distribution of assets.

     In addition, the holders of the outstanding shares of all series of preferred stock, except for a series of preferred stock in which the right is expressly withheld, shall be entitled to elect one-third of the members of the board of directors of Household out of the number fixed by our bylaws in the event we fail to declare and pay any four quarterly cumulative dividends, whether consecutive or not, on any series of preferred stock and shall be entitled to elect a majority of said directors should any eight quarterly cumulative dividends, whether consecutive or not, be unpaid. The right to elect members of the board of directors of Household shall continue until all unpaid dividends upon all series of preferred stock shall have been paid in full.

     Under current provisions of the general corporation law of the state of Delaware, the holders of issued and outstanding preferred stock are entitled to vote as a class upon a proposed amendment to our restated certificate of incorporation, with the consent of a majority of said class being required to increase or decrease the aggregate number of authorized shares of preferred stock, increase or decrease the par value of shares of preferred stock, or alter or change the powers, preferences or special rights of the preferred stock as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock in an adverse manner, but would not affect the entire class of preferred stock, then only the shares of the series affected by the amendment would be considered a separate class for the purpose of determining who is entitled to vote on the proposed amendment.

     Preemptive Rights. Holders of preferred stock have no preemptive rights to purchase any of our securities.

DEPOSITARY SHARES

     General. We may, at our option, elect to issue fractional shares of preferred stock, rather than full shares of preferred stock. In the event such option is exercised, we may elect to have a depositary issue receipts for depositary shares, each receipt representing a fraction, to be set forth in the prospectus supplement relating to a particular series of preferred stock, of a share of a particular series of preferred stock as described below.

     The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary must have its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented by the depositary share, including dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of an offering of the preferred stock. Copies of the forms of deposit agreement and depositary receipt are filed as exhibits to the registration statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to, and with all the same rights of, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

     Upon surrender of depositary receipts at the office of the depositary and upon payment of the charges provided in the deposit agreement, a holder of depositary receipts may have the depositary deliver to the holder the whole shares of preferred stock relating to the surrendered depositary receipts. Holders of depositary shares may receive whole shares of the related series of preferred stock on the basis set forth in the related prospectus supplement for such series of preferred stock, but holders of such whole shares will not after the exchange be entitled to receive depositary shares for their whole shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

     Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares in proportion to the numbers of depositary shares owned by such holders.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make a distribution of the property. In that case the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to such holders.

     Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock redeemed by us. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

     Amendment and Termination of the Deposit Agreement. We and depositary at any time may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. We or the depositary may terminate the deposit agreement only if all outstanding depositary shares have been redeemed, or there has been a final distribution in respect of the preferred shares in connection with any liquidation, dissolution or winding up of Household and such distribution has been distributed to the holders of depositary receipts.

     Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

     Miscellaneous. The depositary will forward to the record holders of the depositary shares relating to such preferred stock all reports and communications from us which are delivered to the depositary.

     Neither we nor the depositary will be liable if either one is prevented or delayed by law or any circumstance beyond their control in performing the obligations under the deposit agreement. The obligations of Household and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF AUTHORIZED SERIES OF PREFERRED STOCK

     The following summary describes our authorized series of preferred stock. You should read the more detailed provisions of our restated certificate of incorporation, as amended, including the respective certificates of designation, preferences and rights relating to a series of preferred stock for provisions that might be important to you.

  GLOSSARY OF TERMS

     "8 1/4% Preferred" is the 8 1/4 Cumulative Preferred Stock, Series 1992-A of Household.

     "5% Preferred" is the 5% Cumulative Preferred Stock (without Par Value) of Household.

     "$4.50 Preferred" is the $4.50 Cumulative Preferred Stock (without Par Value) of Household.

     "$4.30 Preferred" is the $4.30 Cumulative Preferred Stock (without Par Value) of Household.

     "Junior Preferred" is the Series A Junior Participating Preferred Stock of Household.

     "Outstanding Preferred" means collectively the 8 1/4% Preferred, 5% Preferred, $4.50 Preferred and $4.30 Preferred.

     "Rights" is the right to purchase from Household one thousandth of a share of Junior Preferred at a price of $300 per one thousandth of a share, subject to adjustment, as set forth in the rights agreement between Household and Harris Trust and Savings Bank.

  8 1/4% PREFERRED, 5% PREFERRED, $4.50 PREFERRED AND $4.30 PREFERRED

     General. All of the Outstanding Preferred rank on a parity as to the payment of dividends and distribution of assets of Household upon the voluntary or involuntary liquidation, dissolution, or winding up of Household.

     Dividends and Redemption. Holders of the 8 1/4% Preferred, 5% Preferred, $4.50 Preferred and $4.30 Preferred are entitled to receive cumulative dividends (quarterly in the case of the 8 1/4% Preferred and semi-annually in the case of the 5% Preferred, $4.50 Preferred and $4.30 Preferred) at an annual rate of $82.50, $2.50, $4.50 and $4.30 per share, respectively. All dividends have been paid to date. In the event of the liquidation, dissolution or winding up of Household, whether voluntary or involuntary, holders of the 8 1/4% Preferred, 5% Preferred, $4.50 Preferred and $4.30 Preferred are entitled to receive $1,000, $50, $100 and $100 per share, respectively, plus accrued and unpaid dividends. The 8 1/4% Preferred is not redeemable prior to October 15, 2002. The 8 1/4% Preferred is redeemable, at our option, in whole or in part, from time to time on or after October 15, 2002, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The 5% Preferred, $4.50 Preferred and $4.30 Preferred are redeemable, at our option, in whole or in part, at any time, at $50, $103 and $100 per share, respectively, plus an amount equal to accrued and unpaid dividends. None of the Outstanding Preferred is entitled to the benefits of any sinking fund.

     Voting Rights. The holders of 8 1/4% Preferred have the right, voting as a class with each other and any other series of preferred stock ranking on a parity as to the payment of dividends or the distribution of assets and upon which like voting rights have been conferred and are exercisable, to elect two members of the board of directors of Household at the meeting of stockholders called for such purpose after six quarterly cumulative dividends on such preferred stock, whether consecutive or not, shall be in arrears. The right of such holders of preferred stock to elect members to the board of directors shall continue until such time as all dividends accrued on such stock shall have been paid in full, at which time such right shall terminate.

     Holders of the 5% Preferred, $4.50 Preferred and $4.30 Preferred are entitled to vote on each matter submitted to a vote of stockholders of Household. In addition, at any time that three or more full semi-annual dividends, consecutive or not, on the 5% Preferred, $4.50 Preferred or $4.30 Preferred are in arrears, until the dividends accrued and unpaid are paid in full, at any meeting of stockholders of Household held for election of directors, the holders of each series as to which such an arrearage exists are entitled, with each such series voting as a class and to the exclusion of holders of all other classes of stock of Household, to elect two members of the board of directors of Household.

     On any item on which the holders of the Outstanding Preferred are entitled to vote, the holders shall be entitled to one vote for each share held.

     Conversion Rights. The holders of the Outstanding Preferred do not have any rights to convert their shares into shares of any other class or series of capital stock, or any other security, of Household.

  JUNIOR PREFERRED STOCK

     Issuance. Currently, there are no shares of Junior Preferred issued or outstanding. Rights to purchase shares or fractions of the Junior Preferred have been distributed to holders of the common stock. The description and terms of the rights of holders of our common stock to purchase Junior Preferred are set forth in a rights agreement between us and ComputerShare Investor Services, LLC, which is further discussed below under "Description of Capital Stock -- Preferred Share Purchase Rights".

     Dividends. The holders of the Junior Preferred will receive, when, as and if declared by the board of directors out of funds legally available for that purpose, quarterly dividends payable in cash commencing after such shares or a fraction thereof are issued. Quarterly dividends will be in an amount per share, rounded to the nearest cent, equal to the greater of $1, or subject to adjustment as described below, 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock or a subdivision, combination or reclassification thereof, declared on the common stock since the immediately preceding quarterly dividend payment date or the date of the first issuance of the Junior Preferred if the first dividend date has not yet occurred. In the event we shall at any time declare or pay any dividend on common stock payable in shares of common stock, or effect a subdivision, combination or reclassification of the outstanding shares of common stock into a greater or lesser number of shares of common stock, then in each such case the amount of dividends to which holders of Junior Preferred are entitled to shall be adjusted.

     Dividends will begin to accrue and be cumulative on the Junior Preferred from the dividend date next preceding the date of issue unless the date of issue is prior to the record date for the first dividend date, in which case dividends will accrue and be cumulative from the date of issue. Dividends paid on shares of Junior Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

     Conversion, Sinking Fund and Redemption. The Junior Preferred do not have any rights to convert to any other security issued by us and such shares are not redeemable at our option. In addition, there is no sinking fund for the Junior Preferred.

     Voting Rights. The Junior Preferred generally votes together with the common stock as one class. Each share of Junior Preferred is entitled to 1,000 votes on all matters submitted to a vote of our stockholder. In the event we declare or pay any dividend on our common stock payable in shares of common stock, or subdivides, combines or reclassifies its shares of common stock into a greater or lesser number of shares of common stock, then the number of votes per share of the Junior Preferred shall be adjusted. Additionally, the Junior Preferred will have the right (as described above under "Description of Capital Stock -- Preferred Stock -- Voting Rights") to vote, together with all other outstanding series of preferred stock for which such voting right have not been expressly withheld, to elect directors in the event dividends on any series of preferred stock are in arrears. In addition, our restated certificate of incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Preferred so as to affect the Junior Preferred adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Junior Preferred, voting together as a single class. The certificate of designation, preferences and rights of the Junior Preferred expressly withholds all other special voting rights to which holders of preferred stock are entitled, except for voting rights otherwise provided by law.

     Liquidation Preference. No distribution shall be made on any shares of stock ranking junior to the Junior Preferred upon any voluntary liquidation, dissolution or winding up of Household unless the holders of the Junior Preferred have received the greater of $1,000 per share plus accrued and unpaid dividends, or 1,000 times the aggregate amount to be distributed per share to holders of common stock. This liquidation amount shall be adjusted in the event we declare a stock split of the common stock or pay any dividend on common stock payable in shares of common stock, or effects a subdivision, combination or reclassification of the common stock into a greater or lesser number of shares. In the event our assets are insufficient to satisfy the liquidation preference of the Junior Preferred, the Junior Preferred shall share ratably with each series of preferred stock ranking on a parity (as to dividends or liquidation) with the Junior Preferred.

     In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 1,000 times the amount received per common share. These rights are protected by customary anti-dilution provisions.

PREFERRED SHARE PURCHASE RIGHTS

     In July 1996, we entered into a rights agreement with ComputerShare Investor Services, LLC (successor to Harris Trust and Savings Bank), as rights agent. The rights agreement is intended to address the threat of certain types of takeover activity deemed abusive and unfair to stockholders and to assure that all of our stockholders receive fair and equal treatment in the event of an unsolicited takeover. The rights agreement also enhances the bargaining position of our Board of Directors in negotiating on behalf of stockholders with potential acquirors of Household. The rights agreement provides that attached to each share of common stock is one right to purchase one thousandth of a share of Junior Preferred at a price of $300 per one thousandth of a share, subject to adjustment. The following description of the rights is qualified in its entirety by reference to the rights agreement, as amended, which has been filed with and is available from the offices of the SEC as referred to under "Where You Can Find More Information".

     Until ten days following (i) a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer for 15% or more of the outstanding shares of such common stock, the earlier of such dates being called "distribution date", the Rights will be evidenced by outstanding common stock certificates. The rights agreement provides that, until the distribution date, the Rights will be transferred with and only with our common stock. Common stock certificates contain a notation incorporating the rights agreement by reference. Until the distribution date the surrender for transfer of any of our common stock certificates also constitutes the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the distribution date, and such separate certificates alone will evidence the Rights.

     The Rights are not exercisable until the distribution date. The Rights will expire on July 31, 2006, unless earlier redeemed or exchanged by us, in each case, as described below.

     The purchase price payable, and the number of shares of Junior Preferred or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of the Junior Preferred,

     - upon the grant to holders of Junior Preferred of rights or warrants to subscribe for or purchase shares of Junior Preferred at a price, or convertible securities into preferred shares with a conversion price less than the current market price of the Junior Preferred, or

     - upon the distribution to holders of Junior Preferred of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Junior Preferred) or of subscription rights or warrants (other than those referred to above).

     At any time after any person or group acquires beneficial ownership of 15% or more of the common stock, and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one thousandth of a preferred share (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The number of outstanding Rights and the number of one thousandths of a preferred share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares will be issued (other than fractions which are integral multiples of one thousandth of a share which may, at our election, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred on the last trading date prior to the date of exercise.

     The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of the sum of ..001% and the largest percentage of the outstanding common shares then known by us to be beneficially owned by any person or group of affiliated or associated persons, and 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

     For further information on the Junior Preferred, see the description of the Junior Preferred under "Capital Stock -- Junior Preferred".

COMMON STOCK

     If shares of common stock are offered, the accompanying prospectus supplement will set forth the number of shares offered, the public offering price and information regarding our dividend history and common stock prices as reflected on the New York Stock Exchange Composite Tape, including a recent last sale price of the common stock.

     Holders of common stock are entitled to receive dividends out of any funds legally available for that purpose as and if declared by our Board of Directors, subject to the prior dividend rights of preferred stock.

     Subject to certain voting rights of the preferred stock described elsewhere herein, the holders of shares of common stock are entitled to vote at all meetings of the stockholders and are entitled to one vote for each share of common stock held.

     The issued and outstanding shares of common stock are fully paid and non-assessable. The holders of common stock are not entitled to preemptive rights or conversion or redemption rights. The common stock does not have cumulative voting rights in the election of directors.

     In the event of the voluntary dissolution, liquidation or winding up of Household, holders of common stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of preferred stock, all of our remaining assets available for distribution.

SPECIAL CHARTER PROVISIONS

     Our restated certificate of incorporation, as amended, contains provisions, in accordance with Section 102(b)(7) of the General Corporation Law of the state of Delaware, eliminating the personal liability of our directors to our stockholders for money damages for breach of fiduciary duty as a director, provided that the liability of a director may not be eliminated or limited in the following circumstances:

     - for any breach of the directors' duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware general corporation law; and

     - for any transaction from which the director derived an improper personal benefit.

STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, under which holders are obligated to purchase from us, and Household is obligated to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and either debt securities, or debt obligations of third parties, including U.S. Treasury securities, securing the holders, obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specified manner.

     The accompanying prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such stock purchase contracts or stock purchase units.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered in one or more of the following ways from time to time:

     - to or through underwriters or dealers;

     - by ourselves directly to a limited number of purchasers or to a single purchaser;

     - through agents; or

     - through a combination of any of these methods of sale.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of the securities being offered and the proceeds to us from such sale;

     - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - the initial public offering price;

     - any discounts or concessions to be allowed or reallowed or paid to dealers; and

     - any securities exchanges on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

     We may, from time to time, directly sell securities or sell them through agents that we designate. Any agent involved in the offer or sale of securities for which this prospectus is delivered is named, and any commissions payable by us to the agent are set forth, in the prospectus supplement relating to the offering.

     Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us relating to material misstatements and omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Household and affiliates of Household in the ordinary course of business.

     If so indicated in the prospectus supplement, we will authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase our securities pursuant to contracts providing for payment and delivery on a future date. These contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under these contracts will not be subject to any conditions except that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if the securities are also being sold to underwriters, we shall have sold to these underwriters the securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     As required by the Securities Act of 1933, we filed a registration statement (No. 333-60510) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information including copies of the documents referenced in this prospectus which are filed as exhibits to that registration statement.

     Household files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we filed with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          (a) Annual Report on Form 10-K for the year ended December 31, 2000;

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

          (c) Current Reports on Form 8-K filed on January 17, 2001, April 18, 2001, July 18, 2001 and August 1, 2001.

     All documents Household files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the completion of the offering of the securities described in this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

     You may request a copy of these filings, at no cost, by writing or telephoning Household at the following address:

Household International, Inc.
Corporate Secretary
2700 Sanders Road
Prospect Heights, Illinois 60070
(847) 564-5000

     You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

                                 ERISA MATTERS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain restrictions on employee benefit plans ("Plans") that are subject to ERISA and on persons who are fiduciaries with respect to such Plans. In accordance with ERISA's general fiduciary requirements, a fiduciary with respect to any such Plan who is considering the purchase of Notes on behalf of such Plan should determine whether such purchase is permitted under the governing Plan documents and is prudent and appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") prohibit certain transactions between a Plan and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of Section 4975 of the Code). Thus, a Plan fiduciary considering the purchase of Notes should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code.

     Household may be considered a "party in interest" or a "disqualified person" with respect to many Plans that are subject to ERISA. The purchase of Notes by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) and with respect to which Household International is a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Notes are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts) or PTCE 95-60 (an exemption for certain transactions involving insurance company general accounts). ANY PENSION OR OTHER EMPLOYEE BENEFIT PLAN PROPOSING TO ACQUIRE ANY NOTES SHOULD CONSULT WITH ITS COUNSEL.

                                 LEGAL OPINIONS

     John W. Blenke, the Vice President -- Corporate Law and Assistant Secretary of Household International, Inc., will issue a legal opinion concerning the legality of the securities. Certain legal matters will be passed upon for any underwriters and agents by McDermott, Will & Emery, Chicago, Illinois. Mr. Blenke is a full-time employee and an officer of Household International, Inc. and owns, and holds options to purchase, shares of common stock of Household International, Inc.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                      Page
                                      ----
Prospectus Supplement Summary.......   S-2
About This Prospectus Supplement....   S-3
Recent Developments.................   S-4
The Business of Household...........   S-6
Supplemental Description of Capital
  Stock.............................   S-9
Use of Proceeds.....................  S-10
Dividends and Price Range of Common
  Stock.............................  S-10
Capitalization......................  S-11
Underwriting........................  S-12
Legal Matters.......................  S-13
Experts.............................  S-13
Forward-Looking Statements..........  S-13
Where You Can Find More
  Information.......................  S-14

Prospectus

Prospectus Summary..................     2
Forward-Looking Statements..........     4
Household International, Inc........     5
Use of Proceeds.....................     5
Ratio of Earnings to Fixed
  Charges...........................     5
Description of Debt Securities......     6
Description of Warrants to Purchase
  Debt Securities...................    13
Description of Capital Stock........    14
Plan of Distribution................    22
Where You Can Find More
  Information.......................    23
ERISA Matters.......................    24
Legal Opinions......................    24
Experts.............................    24

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                               18,700,000 Shares

                                [HOUSEHOLD LOGO]

                                  Common Stock
                             ----------------------

                             PROSPECTUS SUPPLEMENT

                             ----------------------
                              GOLDMAN, SACHS & CO.

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